Exhibit 99.1

SANDSTORM GOLD ANNOUNCES THE ACQUISITION OF 22 ROYALTIES DURING Q1, 2017

Vancouver, British Columbia — March 23, 2017 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) has acquired 22 net smelter return (“NSR”) royalties during the first quarter of 2017 for consideration of US$1.9 million. The assets include royalties on development-stage, advance exploration-stage and exploration-stage projects located in Canada, Mexico and Peru. A complete list of the projects is below:

Project	Owner/ Partner	Country	Stage	NSR Royalty
Angilak	Kivalliq Energy Corporation	Canada	Adv. Exploration	1.0%
Ball Creek	Evrim Resources Corp.	Canada	Exploration	2.0%
More Creek	Tower Resources Ltd.	Canada	Exploration	2.0%
Nechako	Tower Resources Ltd.	Canada	Exploration	2.0%
Rabbit North	Tower Resources Ltd.	Canada	Exploration	2.0%
Schaft Creek North	Teck Resources Limited/Copper Fox Metals Inc.	Canada	Exploration	2.0%
La Union	Millrock Resources Inc.	Mexico	Exploration	1.5% (Au, Ag) 1.0% (other metals)
Llano del Nogal	Millrock Resources Inc.	Mexico	Exploration
Los Chivos	Millrock Resources Inc.	Mexico	Exploration
Los Cuarentas	Millrock Resources Inc./Centerra Gold Inc.	Mexico	Exploration
Ramard	Millrock Resources Inc.	Mexico	Exploration
San Javier	Millrock Resources Inc.	Mexico	Exploration
Violeta	Millrock Resources Inc.	Mexico	Exploration
Chavin	Condor Resources/Compañia Minera Casapalca S.A.	Peru	Exploration	1.5% NSR
Huiñac Punta	Condor Resources Inc.	Peru	Exploration	0.5% NSR
Huiniccasa	Volcan Compañía Minera SAA	Peru	Exploration	1.25% NSR
Humaya	Condor Resources Inc.	Peru	Exploration	0.5% NSR
Lucero	Condor Resources Inc./Compañia Minera Casapalca S.A.	Peru	Development	1.5% NSR
Pucamayo	Condor Resources Inc.	Peru	Exploration	0.5% NSR
Quilisane	Condor Resources Inc.	Peru	Exploration	0.5% NSR
Quirurqu	Condor Resources Inc.	Peru	Exploration	0.5% NSR
San Martin	Condor Resources Inc.	Peru	Exploration	0.5% NSR

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“The collection of royalties that we have acquired so far in 2017 have added exploration potential in stable jurisdictions, increasing the optionality in our portfolio which is now up to 155 streams and royalties,” said Sandstorm President and CEO. Watson added, “We have over $30 million in cash and $110 million available on our revolving line of credit and we are working diligently to continue deploying our capital into accretive acquisitions that will add value to shareholders.”

— THE NEW ROYALTIES

A selection of the 22 royalties that were acquired during the first quarter are discussed below:

Angilak

The Angilak property is located in Nunavut, Canada (“Angilak”) and is owned by Kivalliq Energy Corporation (“Kivalliq”). Angilak is over 898 square kilometres in size and hosts numerous high priority zones including the high-grade Lac 50 Trend uranium deposit and the Dipole-RIB trend discovery. Since acquiring the Angilak Property in 2008, Kivalliq has invested more than $55 million conducting systematic exploration including ground and airborne geophysics, geological mapping, prospecting, and over 90,500 metres of diamond and reverse circulation drilling.

Kivalliq’s exploration activities during 2016 included trenching, soil sampling and a soil geochemistry program at Yat and Dipole. A trenching program at Yat collected rock samples from both bedrock and frost heaved boulders with results confirming that high grade polymetallic uranium, copper, silver and gold mineralization identified in boulders are derived from localized bedrock sources. The highlight channel sample assay results included:

•	2.5% U3O8, 16.2% Cu, 417 g/t Ag & 1.3 g/t Au across 0.5 metres in Trench Kiv-16-T03
•	0.32% U3O8, 373 g/t Ag, 2.9 g/t Au & 6.4 g/t Pd across 0.65 metres in Trench Kiv-PO-T05

Results from the soil samples collected in 2016 have further outlined multiple anomalous uranium in soil trends at Yat and Dipole. At Yat, a pronounced uranium in soil anomaly has been defined along a strike length of 1.6 kilometres coincident to the Yat electromagnetic conductor. A corroborating enzyme leach silver in soil anomaly occurs along the same trend. At Dipole, a strong uranium in soil anomaly has been defined along a strike length of 0.6 kilometres over a conductive trend parallel to the Dipole structure and 1.5 kilometres to 2.1 kilometres northeast of the high grade uranium values drilled in 2015.

The Lac 50 Trend hosts two deposits with a combined NI 43-101 Inferred Resource of 2,831,000 tonnes grading 0.69% U3O8, totaling 43.3 million pounds U3O8 (0.2% U3O8 cut-off). The complete resource table is below:

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Inferred Mineral Resources Estimate for the Lac 50 Trend Deposit (January 2013)

Deposit	Tonnes (‘000)	U3O8 (%)	Ag (g/t)	Mo (%)	Cu (%)	U3O8 (Mlbs)	Ag (‘000)	Mo (Mlbs)	Cu (Mlbs)
Lac Cinquante	1,906	0.67	16.0	0.15	0.25	28.0	983	6.3	10.4
J4/Ray	925	0.75	30.1	0.20	0.26	15.3	895	4.1	5.2
Total	2,831	0.69	20.6	0.17	0.25	43.3	1,878	10.4	15.6

Sandstorm has a 1% NSR royalty on the Angilak property and a right of first refusal on any future streams or royalties. For more information, visit the Kivalliq website at www.kivalliqenergy.com.

Lucero

The Lucero property is located in the Chila Range of southern Peru, approximately 130 kilometres northwest of the city of Arequipa and 22 kilometres southeast of Buenaventura's Orcopampa mine. A private Peruvian company, Compañia Minera Casapalca S.A., leased the property from Condor Resources Inc. (“Condor”) in late 2015 and are working towards the completion of a long-term exploration and exploitation agreement with the local community.

The Lucero property covers the Shila Mining Camp which contains several historic high grade gold-silver mines that were operated by Buenaventura from the late 1980s to 2005. The extracted ore was processed at a small plant east of the concessions and during the last five years the reported production averaged approximately 20,000 ounces of gold and 470,000 of silver per year at grades of 15 g/t gold and 450 g/t silver. Historical mining was focused on low sulphidation vein deposits and there are also large epithermal alteration zones and gossans that have been identified on the property.

During the preliminary prospecting work by Condor, a high-sulphidation, epithermal alteration zone containing low-sulphidation structures was identified on the property and returned peak sample values of 33.4 g/t Au and 3,500 g/t Ag. This alteration zone, measuring approximately 1,300 metres by 1,400 metres in size, exhibits no evidence of prior sampling or drilling and is believed to host potential for a bulk tonnage disseminated gold-silver deposit.

Sandstorm’s royalty on Lucero is a sliding scale royalty based on the price of gold as follows:

Gold Price	Sandstorm NSR
<US$1,000/oz	0.75%
US$1,000 to US$2,000/oz	1.5%
>US$2,000/oz	2.25%

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For more information visit the Condor website at www.condorresources.com.

Millrock/Centerra Strategic Alliance

Millrock Resources Inc. ("Millrock") is an active explorer in Sonora, Mexico and has recently entered a strategic alliance with Centerra Gold Inc. (“Centerra”). Centerra is currently funding exploration work on the Los Cuarentas property, which is located 160 kilometers northeast of Hermosillo and is situated on claims immediately adjacent to the northeast of the Mercedes Mine, a gold mine owned and operated by Premier Gold Mines Ltd. Prior work by Millrock has indicated gold-bearing epithermal quartz veining and the main focus of current exploration is an area showing alteration typical of an epithermal gold - silver mineralized system. Under the option agreement, Centerra can earn a 70% interest by completing US$2.0 million in exploration expenditures over a five-year period.

Sandstorm has a 1.5% NSR on gold and silver and a 1% NSR on all other metals produced from Los Cuarantas. For more information visit the Millrock website at www.millrockresources.com.

QUALIFIED PERSON

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. Mr. Laskowski has not independently verified the resource estimates contained in this disclosure. He has reviewed and approved the technical information in this press release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 155 streams and royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

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Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson President & CEO	Denver Harris Investor Relations

604 689 0234	604 628 1178

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